Mail Stop 4561

March 21, 2007

Ms. Erin Ruhe
Treasurer and Controller
HomeFed Corporation
1903 Wright Place, Suite 220
Carlsbad, CA 92008

> **Re: HomeFed Corporation**
> **Form 10-K for the fiscal year ended December 31, 2006**
> **File No. 1-10153**

Dear Mr. Ruhe:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your document in response to these comments in future filings. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended December 31, 2006

Item 1. Business

Current Development Projects, page 3

1. You have disclosed projected sales revenues and projected gross profits for the San Elijo Hills Project. As you have indicated in your disclosures, market conditions have changed significantly from those conditions under which you have sold the majority of your land under this project. Please disclose your basis for and the limitations on your projections. Refer to Item 10 of Regulation S-K.

Financial Statements

Consolidated Statements of Cash Flows, page F-6

2. During the year ended December 31, 2006, we note that dividends were paid on common stock despite that net cash was not provided by operating activities. Please discuss the source(s) of these dividends, within the *Liquidity and Capital Resources* section of your *Management's Discussion and Analysis of Financial Condition and Results of Operations*, as dividends paid in excess of net cash provided by operating activities raise concerns about the sustainability of dividends into the future.

Exhibits 31.1 and 31.2

3. We noted that you made a modification to the exact form of the required certifications by deleting the language "(the registrant's fourth fiscal quarter in the case of an annual report)" in paragraph 4(d). Please discontinue the use of modifications in future filings as certifications required under Exchange Act Rules 13a-14(a) and 15d-14(a) must be in the exact form set forth in Item 601(b)(31) of Regulation S-K.

    As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit a response letter on EDGAR that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

    We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Howard Efron, Staff Accountant, at (202) 551-3439 or me at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Kevin Woody
Branch Chief